Northern Dynasty: revised Bristol Bay Watershed Assessment draft fails to address critical flaws
Environmental Protection Agency study of ‘hypothetical mine’ continues under shroud of secrecy

April 26, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) responded today to the U.S. Environmental Protection Agency’s (EPA) release of a revised draft of the Bristol Bay Watershed Assessment (BBWA) report originally released last spring, reaffirming that the new report fails to correct the central flaw that critics roundly agree invalidates the original and revised study.

“You simply cannot assess the effects of a mining project that has not been proposed, and for which key engineering solutions, environmental safeguards and site-specific mitigation factors have not been provided,” said Ron Thiessen, President & CEO of Northern Dynasty, a 50% owner of the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") with Anglo American. “The EPA has clearly made some effort to address the myriad errors of fact, methodology and design that professional Peer Reviewers and other commentators catalogued with respect to the original BBWA draft last year, and we will take some time to assess those efforts.

“But let’s be clear – the Bristol Bay Watershed Assessment process is fatally flawed, and should have no bearing on the future development of one of America’s most important strategic mineral resources.”

The EPA initiated the BBWA in February 2011 to assess the potential effects of future development, including mining, on the land, people and resources of 40,000 square miles in southwest Alaska. After narrowing the scope of its exercise on several occasions to focus primarily on the hypothetical development of the Pebble copper-gold-molybdenum deposit, the EPA received widespread criticism from a panel of independent Peer Reviewers – who called EPA’s efforts to evaluate the effects of a ‘hypothetical mining scenario’ on the water, fish, wildlife and cultural resources of Bristol Bay “inadequate,” “premature,” “unreasonable,” “suspect” and “misleading.”

Thiessen noted that concerns previously expressed by stakeholders in Alaska and elsewhere about the federal agency rushing the process and providing inadequate opportunities for public scrutiny and involvement only seem to be getting worse. The State of Alaska, Alaska’s federal delegation and a majority of Alaska Native Regional Corporations criticized the EPA last year for providing inadequate opportunities for public involvement.

“Last year, EPA was criticized for providing a short 60-day public review period right in the middle of Alaska’s fishing season, for holding its initial public hearings about an Alaska issue in Seattle, and for providing inadequate opportunities for Peer Reviewers to consider public input,” Thiessen said. “This time around, the public comment period has been cut in half, there will be no public meetings and there will be zero opportunities for stakeholders to engage with the independent Peer Review panel. If the lack of transparency and opportunity for public involvement in this process was a problem before, it’s an even bigger problem today.”

Thiessen added that EPA has been criticized for refusing to fully comply with information requests from three different Congressional committees in Washington DC, and has not answered basic questions about how much money was spent on the assessment. EPA also reportedly funded as many as six secret ‘peer review’ studies of third-party reports related to mineral development in southwest Alaska to validate the misleading conclusions reached in the initial draft of the ill-advised BBWA.

“For the BBWA or any other study undertaken in the public interest to be credible, it must not only apply the best available science and scientific methodologies, it must also be seen to be fair, open and balanced,” Thiessen said. “I think the Bristol Bay Watershed Assessment has failed on all counts. As a result, the only appropriate path going forward is for EPA to shelve this flawed study and allow Pebble to be assessed under the well-established NEPA permitting process.”

Under previous EPA Administrator Lisa Jackson, agency officials had expressed the view that EPA held legal authority under section 404c of the Clean Water Act to pre-emptively veto development projects it solely deemed to have unacceptable effects. A vast majority of legal commentators have dismissed that view, and Thiessen said he is confident that future decisions about Pebble will be made by federal and state regulators working within the well-established and understood National Environmental Policy Act (NEPA) permitting process.

“Whether EPA chooses to spend valuable manpower and taxpayer dollars completing the BBWA report or not, we are confident that a comprehensive mine development proposal presented by the Pebble Partnership – including state-of-the-art strategies to protect important water, fish, wildlife and cultural resources – will ultimately be judged by federal and state regulators against the rigorous environmental standards of Alaska and the United States,” he said, adding that PLP’s goal is to trigger permitting under NEPA later this year.

“Pebble is among the most important mineral development projects in the world today, with the potential to create thousands of US jobs, billions of dollars in annual economic activity, and the strategic minerals necessary to supply American manufacturing over decades of production. It is too important a project to have its future dictated by a fatally flawed and clandestine study, and I’m confident that the incoming EPA Administrator will share that view.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the proponent, its partners and the people and culture of the State of Alaska, but also industries, suppliers and consultants locally and in the Lower 48 United States of America. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO
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Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.